14:26 4G 36%

Charlie Fink
(703) 304-7080

Send info, I'll take a look. Cdfink at gmail
07:53

08:00
Will do!

Tuesday, July 27, 2021

We are running a crowd fund. Do you know anyone who might be interested in investing in us (it's a crowdfunder so anyone can invest)?

Click Here!: https://wefunder.com/mod.tech.labs

Legal: https://help.wefunder.com/testing-the-waters-legal-disclosure
14:25



Invest in Mod Tech

Invest as little as $100 in startups ...

wefunder.com